EXHIBIT 99.1

Fury Promotes Bryan Atkinson to SVP, Exploration and

Michael Henrichsen to Chief Geological Officer

VANCOUVER, Canada – March 9, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the appointment of Bryan Atkinson, P.Geol, to Senior Vice President (SVP), Exploration and Michael Henrichsen, P.Geo, to Chief Geological Officer, effective immediately.

Mr. Atkinson joined Fury in October 2020 as Vice President of Projects and has been involved in mineral exploration globally for more than 15 years with a focus on orogenic lode gold and intermediate sulphidation epithermal deposits. Prior to joining Fury, he oversaw the successful completion of over 45,000 metres of exploration drilling across three projects in a six-month period with an overall budget of $40M. Mr. Atkinson has also developed a valuable background in community relations as the manager of all First Nations engagement across Fury’s project portfolio.

Mr. Henrichsen is a structural geologist who joined Fury in October 2020, working closely with management for years as the head of geology and the technical teams.  In his new role, Mr. Henrichsen will continue to oversee the Company's geological strategies. Prior to joining Fury, Mr. Henrichsen was the global structural geologist at Newmont and has worked extensively at major gold camps in South America, the Carlin Trend, Guinea, and Canada.

“We are pleased to have Bryan Atkinson and Mike Henrichsen assume these new roles as SVP of Exploration and Senior Geological Officer,” said Tim Clark, CEO of Fury. “These promotions are well deserved, showing our confidence in the next phase of our projects and the positive outlook we have for Fury as we continue to advance exploration at Eau Claire this year.”

The Company also announces that Salisha Ilyas, Vice President of Investor Relations, has resigned to pursue other opportunities. The Company thanks Ms. Ilyas for her valuable contributions and wishes her the best in her future role.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

No regulatory organization has approved the contents hereof.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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